FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2023

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 2, 2023, announcing that Hispasat and Gilat Expand Strategic Partnership with the Selection of Gilat's SkyEdge IV Platform for Amazonas Nexus.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated March 2, 2023	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Hispasat and Gilat Expand Strategic Partnership with the
Selection of Gilat's SkyEdge IV Platform for Amazonas Nexus

SkyEdge IV will enable Hispasat to deliver high-performance, satellite-based fixed data and mobility services

Petah Tikva, Israel, March 2, 2023 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today that Hispasat, a leading global satellite operator based in Spain, selected Gilat’s SkyEdge IV platform for operation with its highly flexible and efficient Amazonas Nexus satellite. This marks an expansion of the strategic partnership between the two companies that will enable Hispasat to deliver high-performance, satellite-based fixed data and mobility services.

SkyEdge IV, Gilat's next generation platform, is designed to operate with new, adaptable, highly flexible, high throughput and very high throughput satellites (HTS/VHTS) to provide end-users the required capacity where and when needed.

Hispasat's Amazonas Nexus high throughput satellite features a cutting-edge Digital Transparent Processor (DTP) that allows it to increase its geographic coverage and capacity flexibility to adapt to any changes to its initially proposed business scenarios. The satellite will cover all of the Americas, Greenland, and the North and South Atlantic corridors.

"Following a comprehensive technological assessment, we concluded that Gilat’s SkyEdge IV platform best meets our needs to operate most efficiently with the advanced capabilities of our new Amazonas Nexus satellite,” said Jose Sanchez, Chief Solutions Officer of Hispasat. “We plan to leverage Gilat's SkyEdge IV platform to expand our service coverage in Latin America during the second half of 2023."

"HISPASAT is a long-time partner of Gilat and we are pleased to strengthen our partnership as we embark together on the New Elastix Space Era, to support Hispasat as they efficiently expand their coverage in the region," said Amir Yafe, VP of Mobility & Global Accounts at Gilat. "Hispasat's selection of SkyEdge IV marks another significant milestone in the adoption of Gilat's leading technology by world-class operators."

About Hispasat

Hispasat, Redeia’s satellite operator, works to help citizens bridge the digital divide and promote sustainable development in society. It is the main communications bridge between Europe and America as a broadband and connectivity services provider through its companies in Spain and Latin America, where its Brazilian subsidiary Hispamar is located. It is also a leader in the broadcasting and distribution of audiovisual content in Spanish and Portuguese, including the transmission of Direct-to-Home (DTH) and High Definition Television (HDTV) digital platforms. Hispasat is the main driver of innovation in the Spanish aerospace sector and is committed to sustainability throughout its value chain. These activisties make it one of the world's leading companies by revenue in its sector.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications.

With over 30 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive end-to-end solutions and services, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Delivering high value solutions, our portfolio is comprised of a cloud-based platform and high performance satellite terminals designed to work in harmony with satellite constellations, including Very High Throughput Satellites (VHTS) and Software-Defined Satellites (SDS) in multiple orbits; high performance Satellite On-the-Move (SOTM) antennas; and highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, mobility, cellular backhaul, military, government, and enterprise, all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com